WEAR YOUR VOICE



BRAND OVERVIEW

WHO WE ARE

A community of underrepresented, underserved individuals who evolve culture and inspire change.

OUR AUDIENCE

Earned credibility and trust amongst a loyal and passionate global audience: LGBTQIA, queer, trans, black, indigenous & people of color.



OUR MISSION:

Amplify voices of marginalized communities.

Inform, inspire and empower underrepresented people & communities to spearhead social change.



BRAND PILLARS

ACCESS

Provide opportunities
for content creators from
underrepresented
communities to break into
the industry to tell impactful
stories.

VOICE

Employing writers and creators
from marginalized communities
to ensure stories are authentic,
honest and meaningful to the
community.

IMPACT

Change lives and communities
by ensuring content creators are
fulfilled and inspired as this is
this their passion.

INSPIRATION

Creating a space that
empowers, uplifts and
motivates audiences to create
actionable change
in their communities.



CURRENT STATE:

There is a focus and foundation built towards race/ethnicity empowerment. However predominantly from a Cis-Hetero centric perspective. It excludes the wider LGBTQIA+ community who happen to be black, Hispanic or Asian.

THE OPPORTUNITY:

Extending the narrative of marginalized communities even deeper by layering the LGBTQIA+ perspective along with race/ethnicity and other intersectional issues.

THE SOLUTION:

WYV: A global media, content, and social hub for the new generation of thought leaders across news, entertainment, culture and lifestyle with an informative intersectional lens. The only brand that speaks to this group in their language.

BLACK AWARENESS



HISPANIC AWARENESS



SOUTH ASIAN AWARENESS







WEAR YOUR VOICE



MARKET GROWTH

This market is currently the fastest-growing market right now, and is on target to grow to **$2T** in the next 3 years.



SIZE OF THE COMMUNITY

$1.6 TRILLION DOLLAR INDUSTRY

8% of Baby Boomers, **13%** of GenXers, **20%** of Millennials
and a staggering **31%** of Centennials *(Gen-Z born after 1997)*
identify as LGBTQ+
This represents an estimated **32 million Americans**
or **13%** of the total population.

Also, as Millennials move into their prime earning years
and Centennials start entering the workforce, the purchasing power
of the LGBTQ+ community will explode even further.

*JOHN SCHNEIDER & DAVID AUTEN FORBES CONTRIBUTORS



AUTHENTIC COMMUNICATION

66%
of LGBTQ+ individuals say
"I don't see my lifestyle represented in advertising"

51%
say, "I wish I could see more advertising
with families like mine."

There exists a large and funded demographic who wants
to be authentically represented and spoken to within terms and a
language that they speak.

*JOHN SCHNEIDER & DAVID AUTEN FORBES CONTRIBUTORS



PROJECTION SUMMARY

The **5-year projected income statement** shows WYV's path
to profitability as it scales and grows advertising income via increased brand
partnerships.

Advertising revenue is projected to surpass the **$1MM** mark
in Q1 2023.

The composition of cogs is mainly payroll to editorial staff
as it makes up **80%+** of total cogs.

These are forward-looking projections that cannot be guaranteed.



FINANCIAL STATISTICS



US$2,000,000

US$1,500,000

US$1,000,000

US$500,000

US$0

US$271,282

US$579,501

US$679,572 US$689,964

US$877,954 US$811,151

US$1,405,158 US$927,631

US$1,922,239 US$1,167,298

2020E 2021E 2022E 2023E 2024E

■ Total Revenue ■ Total Expenses (COGS + OpEx)

These are forward-looking projections that cannot be guaranteed.

CONTENT STRATEGY



MULTI-CHANNEL NETWORK





+ Access to an ultra-engaged community across multiple touch points; ~1M+ unique visitors a month.

+ Robust and rapidly growing engagement across social channels.

+ Global Marketplace expansion and co-branded content integration.









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ORIGINAL CONTENT

Over **5K** Articles and **15M+** Page Views from ~**600+** Writers



1M+ page views



750K+ page views



525K+ page views



400K+ page views



325K+ page views



275K+ page views

Average Monthly Impressions

 **5M**+

FACEBOOK **4M**+

 **2M**+

 JUST LAUNCHED

Tik Tok



CONTENT CATEGORIES

CONTENT	● Black	● South Asian	● Hispanic	● Native American	● Asian	● Other
Gender & Identity	✓	✓	✓	✓	✓	✓
Sexual Orientation	✓	✓	✓	✓	✓	✓
Religion & Politics	✓	✓	✓	✓	✓	✓
Economics & Education	✓	✓	✓	✓	✓	✓
Gender & Identity	✓	✓	✓	✓	✓	✓
Health & Wellness	✓	✓	✓	✓	✓	✓
Body, Beauty & Ability	✓	✓	✓	✓	✓	✓
Culture & Entertainment (i.e., sports, music)	✓	✓	✓	✓	✓	✓

Expand to focus on categories that scale across new audiences.



TOTAL ANNUAL VIEWS

Projected in 2020

5,000,000	20,000
3,750,000	15,000
2,500,000	10,000
1,250,000	5,000
0	0

2014　2015　2016　2017　2018　2019　2020

▢ Pageviews　── PVs/Article

These are forward-looking projections that cannot be guaranteed.



MEDIA SYNDICATION

" Wear Your Voice is dedicated to women who are less represented by the media.

VANITY FAIR

" Wear Your Voice is no stranger to tackling body shame and creating its own counter narrative.

BUSTLE

" Wear Your Voice supports women all over the world to love and embrace their body.

VOGUE

" Wear Your Voice, will continue to be a voice for those who need to be heard.

ravishly

" Wear Your Voice is a publication that provides exposure to global news stories, and takes an in-depth look at social topics including LGBTQIA rights, race, gender politics, and sex positivity.

Out

Also covered by:

THE HUFFINGTON POST   People   everyday feminism

AFROPUNK   Daily Mail   NBC BAY AREA   HLN

The Mercury News
The Newspaper of Silicon Valley   BuzzFeed

WYV

TEAM OVERVIEW



Ravneet Vohra

Founder – Digital Disruptor, D&I Coach,
Media Consultant, Speaker & Social Entrepreneur

A South Asian woman, from the UK who has navigated cultural norms to create a diverse and inclusive community of advocates.

"I am all too aware of the nuances and the unconscious biases that exist today. At WYV we have prioritized the voices of those most under represented and it has had us grow exponentially, leading conversations, creating viral content, all because we put the right people behind leading the conversation."

ACHIEVEMENTS & ACKNOWLEDGEMENTS:

• Ranked # 4 on Huffington Post '10 Women to be thankful for.'

• Ranked #5 in Conscious Business Leader magazine's top executives of 2019

• Frequently quoted and featured on TechCrunch, Conscious Leader Magazine, The

• Young Turks, Truth Serum, NPR, NBC, Mercury News, HLN, People, Vogue, Daily

• Mail, Huffington Post and others.

• Honored Speaker: The "F" Word- General Assembly

• Guest Lecturer: UC Berkeley

• Keynote - Charity for Cause London.

• Speaker- EMPOWERED Global Women's Summit



EDITORIAL TEAM



Lara Witt
Editor-In-Chief



Sherronda J. Brown
Managing Editor



Da'Shaun Harrison
Associate Editor

BUSINESS OPERATIONS TEAM



SENNAI ATSBEHA
HEAD OF STRATEGY & PARTNERSHIPS
(FORMERLY ESPN, APPLE & NIKE)



ANTOINETTE KELLEY
HEAD OF TECHNOLOGY



TEE TROUTMAN
HEAD OF SOCIAL



HOPE HARRIS
HEAD OF CREATIVE



SARAH OGUN
BRAND PARTNERSHIPS



INVESTOR & ADVISORY BOARD



DAVID ADELMAN
CEO, CAMPUS APARTMENTS



MARK CUBAN
CEO, MARK CUBAN COMPANIES



NIIJA KUYKENDALL
EVP, WARNER BROS FILM



JAKE COBURN
TELEVISION WRITER & PRODUCER

GROWTH OPPORTUNITY



BRAND OPPORTUNITY

1. Focus on performance and grow the brand. Re-invest in the team; grow editorial & brand partnership team(s).

2. Achieve **2M** unique views per month by end of Q2 FY21 (shift focus to video content).

3. Fuel demand through media/agency partnerships.

These are forward-looking projections that cannot be guaranteed.



USE OF FUNDS

Establish core team with a focus on ad sales
and brand partnership.
Build a world-leading product,
grow thought leadership and create a premium brand.



JOIN THE MOVEMENT.

